

September 11, 2008

Mr. Gregory M. Krzemien
Treasurer, Mace Security International, Inc.
401 East Las Olas Blvd, Suite 1570
Fort Lauderdale, FL 33301

Re: **Mace Security International, Inc.**
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended June 30, 2008
File No. 0-22810

Dear Mr. Krzemien:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors

Risks Related to our Security Segment, page 12

1. We note your disclosure that manufacturers of your electronic surveillance products are located in foreign countries, making it difficult to recover damages, if manufacturers fail to meet their obligations. Please tell us and in future filings disclose if you have had material losses related to this type of risk. If you have experienced material losses, please quantify them in your disclosures.

Results of Operations, page 29

2. In future filings when disclosing multiple reasons for fluctuations in your results, please quantify each factor involved. For example, you indicate that the decrease in revenues within the Security Segment in 2007 as compared to 2006 was due principally to a decrease in sales from your Texas and Florida operations.

Liquidity and Capital Resources

Debt Capitalization and Other Financing Arrangements, page 34

3. We note that your debt contains certain affirmative and negative covenants; however, your disclosures are silent as to whether you are in compliance with those covenants at December 31, 2007. Please confirm for us that you are in compliance with these covenants and revise future filings to clearly disclose your compliance status at the end of each applicable period.

Item 9A(T). Controls and Procedures, page 40

4. Your reference to COSO and the auditor's attestation report on internal controls over financial reporting appear to be improperly included in your Item 307 "Disclosure Controls and Procedures" disclosures, while these references more appropriately should be included in your Internal Control over Financial Reporting disclosures as required by Item 308(T) of Regulation S-K. In future filings please ensure your disclosures are in accordance with Item 307 and 308 of Regulation S-K.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page F-8

5. We note that your Digital Media Marketing Segment recognizes revenue and cost of sales based on the gross amount received. With paragraphs 7-14 of EITF 99-19 in mind, please explain to us how you have determined that you are a Principal rather than an Agent.

3. Business Acquisitions and Divestitures, page F-14

6. We note that approximately 66% of the purchase price of Linkstar was allocated to goodwill. Please tell us why you believe such a significant portion of the purchase price represents goodwill. Expand your disclosures to provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill.

12. Other Income, page F-20

7. We note that you have included gain on sale of fixed assets in other income. Please tell us what these gains relate to and indicate what accounting guidance you relied on in classifying them below your operating results on your statements of operation.

Form 10-Q for the period ended June 30, 2008

Notes to the Financial Statements

7. Commitments and Contingencies, page 14

8. We note Mr. Paolino, your former CEO, has filed a claim with the U.S. Department of Labor claiming that his termination was in retaliation for demanding that your Board of Directors make full and prompt disclosures of material facts relating to the Company's financial condition and other matters in your first quarter Form 10-Q. Please supplementally tell us the nature of the assertions of your former CEO.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief